SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Quarterly Information

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

QUARTERLY INFORMATION

June 30, 2005

SPECIAL REVIEW REPORT

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

1.
We have performed a special review of the Quarterly Information - ITR of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries for the quarter ended June 30, 2005, comprising the balance sheets of the parent company and consolidated and the respective statements of income, the performance report and relevant information prepared in accordance with the accounting practices adopted in Brazil.

2.
We conducted our review in accordance with standards of the IBRACON – Brazilian Institute of Independent Auditors, coupled with the Federal Accounting Council, consisting mainly of: (a) inquiry and discussion with the managers in charge of the Company’s accounting, financial and operating areas in relation to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of information and subsequent events which have or may have relevant effects on the financial situation and operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Information referred to above for them to be in conformity with the accounting practices adopted in Brazil, in accordance with the rules issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the Quarterly Information.

4.
Our special review was conducted aiming at issuing an opinion on the financial statements referred to in the first paragraph. The statements of cash flow of the parent company and consolidated, prepared in accordance with the accounting practices adopted in Brazil, are presented in order to provide supplementary information on the Company, in spite of not being required as an integral part of the financial statements. These statements were submitted to the review procedures described in the second paragraph and, according to our special review, they present fairly, in all material respects, the financial statements taken as a whole.

São Paulo, July 15, 2005.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Adilson Birolli Gonzalez	Maria Helena Pettersson
Accountant CRC-1SP077599/O-6-RT	Accountant CRC-1SP119891/O-0

GOL LINHAS AÉREAS INTELIGENTES S.A.

BALANCE SHEETS (UNAUDITED) June 30, 2005 and March 31, 2005 (In thousands of reais)

	Parent Company		Consolidated

ASSETS	6.30.2005	3.31.2005	6.30.2005	3.31.2005

Current assets
Cash and cash equivalents	264,621	55,842	942,786	755,725
Accounts receivable	-	-	488,177	453,761
Allowance for doubtful accounts	-	-	(4,233)	(3,794)
Deferred taxes and carryforwards	1,768	-	19,921	11,870
Inventories	-	-	24,011	21,330
Prepaid expenses	8,476	6,086	50,362	43,795
Dividends receivable	202,750	202,750	-	-
Other receivables	2,022	-	2,876	2,824

Total current assets	479,637	264,678	1,523,900	1,285,511

Long-term assets
Deposits for engine leasing, repair, and	-	-	30,866	36,598
maintenance contracts
Deferred taxes and carryforwards	-	-	26,587	28,682
Prepaid expenses	27,360	19,781	27,360	24,606
Receivables from associated companies	-	390,788	-	-
Other receivables	-	-	11,792	12,022

Total long-term assets	27,360	410,569	96,605	101,908
Permanent assets
Investments	984,857	501,075	1,499	866
Property, plant and equipment, include
advances for aircraft acquisition of
R$170,215. (R$ 121,280 at 3.31.2005)	-	-	293,363	228,716
Deferred assets	-	-	3,050	1,057

Total permanent assets	984,857	501,075	297,912	230,639

Total assets	1,491,854	1,176,322	1,918,417	1,618,058

	Parent Company		Consolidated

LIABILITIES	6.30.2005	3.31.2005	6.30.2005	3.31.2005

Current liabilities
Loans and financing	-	-	124,556	109,384
Suppliers	-	-	33,066	34,320
Operating leases payable	-	-	10,837	10,390
Payroll and related charges	-	-	34,871	28,145
Employee profit sharing	-	-	10,549	31,681
Taxes and contributions payable	1,851	52	34,983	35,892
Airport fees and duties payable	-	-	14,892	12,779
Air traffic liability	-	-	191,193	136,436
Dividends payable	-	60,676	-	60,676
Other liabilities	673	516	7,417	14,687

Total current liabilities	2,524	61,244	462,364	474,390

Long-term liabilities
Operating leases payable	-	-	2,729	3,526
Suppliers	-	-	-	9,444
Debts with associated companies	51,402	-	-	-
Provision for contingencies	-	-	11,190	13,347
Other liabilities	-	-	4,206	2,273

Total long-term liabilities	51,402	-	18,125	28,590

Shareholders’ equity
Capital stock	990,804	719,474	990,804	719,474
Capital reserves	89,556	89,556	89,556	89,556
Profit reserves	194,793	194,793	194,793	194,793
Retained earnings	162,775	111,255	162,775	111,255

Total shareholders’ equity	1,437,928	1,115,078	1,437,928	1,115,078

Total liabilities	1,491,854	1,176,322	1,918,417	1,618,058

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF INCOME (UNAUDITED)
Periods from April 1 to June 30, 2005 and 2004 and January 1 to June 30, 2005
and March 12 to June 30, 2004
(In thousands of reais, except per share amounts)

	Parent Company				Consolidated

	4.01.2005	4.01.2004	1.01.2005	3.12.2004	4.01.2005	4.01.2004	1.01.2005	3.12.2004
	to	to	to	to	to	to	to	to
	6.30.2005	6.30.2004	6.30.2005	6.30.2004	6.30.2005	6.30.2004	6.30.2005	6.30.2004

Gross operating revenue
Passenger	-	-	-	-	545,948	391,389	1,135,351	523,895
Cargo	-	-	-	-	18,801	10,986	33,792	14,950
Other	-	-	-	-	20,433	5,536	30,448	7,242

	-	-	-	-	585,182	407,911	1,199,591	546,087
Taxes and contributions	-	-	-	-	(23,014)	(22,385)	(48,264)
								(34,000)

Net operating revenue	-	-	-	-	562,168	385,526	1,151,327	512,087
Cost of services rendered	-	-	-	-	(417,135)	(249,766)	(771,669)	(342,037)

Gross profit	-	-	-	-	145,033	135,760	379,658	170,050

Operating expenses
Commercial expenses	-	-	-	-	(78,576)	(53,766)	(150,657)	(72,932)
Administrative expenses	(78)	-	(277)	-	(11,325)	(13,843)	(23,493)

								(19,914)
Net financial income	7,012	(111)	6,629		25,121	7,713	44,291	6,935

				(111)

	6,934	(111)	6,352	(111)	(64,780)	(59,896)	(129,859)	(85,911)

Income from equity investments
Equity accounting	46,462	49,246	158,299	55,177	-	-	-	-

Income before income tax and social
contribution	53,396	49,135	164,651	55,066	80,253	75,864	249,799	84,139

Income tax and social contribution:
Current	(1,876)	-	(1,876)	-	(25,074)	(26,907)	(86,405)	(30,069)
Deferred		-	-	-	(3,659)	178	(619)	996

Net income for the period	51,520	49,135	162,775	55,066	51,520	49,135	162,775	55,066

Number of outstanding shares at end
of period	195,269,054	187,543,243	195,269,054	187,543,243	195,269,054	187,543,243	195,269,054	187,543,243

Earnings per share (R$)	0.26	0.26	0.83	0.29	0.26	0.26	0.83	0.29

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
June 30, 2005 and March 31, 2005
(In thousands of reais)

		Capital reserves		Profit reserves

		Goodwill in	Subsidiary’s
	Capital	share	special goodwill	Legal	Reinvestment	Retained
	stock	transfer	reserve	reserve	reserve	Earnings	Total

Balances at December 31, 2004	719,474	60,369	29,187	12,773	182,020	-	1,003,823

Net income for the period	-	-	-	-	-	111,255	111,255

Balances at March 31, 2005 (unaudited)	719,474	60,369	29,187	12,773	182,020	111,255	1,115,078

Capital increase on April 27, 2005	193,890	-	-	-	-	-	193,890
Capital increase on May 2, 2005	77,440	-	-	-	-	-	77,440
Net income for the period	-	-	-	-	-	51,520	51,520

Balances at June 30, 2005 (unaudited)	990,804	60,369	29,187	12,773	182,020	162,775	1,437,928

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
Periods from April 1 to June 30, 2005 and 2004 and
January 1, to June 30, 2005 and March 12 to June 30, 2004
(In thousands of reais)

	Parent Company

	4.01.2005	4.01.2004	1.01.2005	3.12.2004
	to	to	to	to
	6.30.2005	6.30.2004	6.30.2005	6.30.2004

SOURCES OF WORKING CAPITAL
From operations:
Net income for the period	51,520	49,135	162,775	55,066
Equity accounting	(46,462)	(55,177)	(158,299)	(55,177)
	5,058	(6,042)	4,476	(111)
From Shareholders:
Capital increase in subsidiary	271,330	-	271,330	223,119
Special goodwill reserve	-	-		89,556
Capital increase - Public Offering of Shares	-	496,355		496,355

	271,330	496,355	271,330	809,030
From third parties:
Decrease in long-term assets	383,209	-	384,905	-
Increase in long-term liabilities	51,402	-	51,402	-

Total sources	710,999	490,313	712,113	808,919

APPLICATIONS OF WORKING CAPITAL
Increase in long-term assets	-	24,128	-	24,128
Capital payment with shares from subsidiary	-	48,942	-	367,548
Investment acquisition	437,320	-	260,342	-

Total applications	437,320	73,070	260,342	391,676

Increase in working capital	273,679	417,243	451,771	417,243

Changes in working capital
Current assets:
At end of period	479,637	417,243	479,637	417,243
At beginning of period	(264,678)	-	(86,465)	-

	214,959	417,243	393,172	417,243
Current liabilities
At end of period	2,524	-	2,524	-
At beginning of period	(61,244)	-	(61,123)	-

	(58,720)	-	(58,599)	-

Increase in working capital	273,679	417,243	451,771	417,243

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
Periods from April 1 to June 30, 2005 and 2004 and
January 1 to June 30, 2005 and March 12 to June 30, 2004
(In thousands of reais)

	Consolidated

	4.01.2005	4.01.2004	1.01.2005	3.12.2004
	to	to	to	to
	6.30.2005	6.30.2004	6.30.2005	6.30.2004

SOURCES OF WORKING CAPITAL
From operations:
Net income for the period	51,520	49,135	162,775	55,066
Depreciation and amortization	8,445	5,218	15,419	6,816
Deferred taxes	3,659	(178)	619	(996)

	63,624	54,175	178,813	60,886
From Shareholders
Capital increase in subsidiary	271,330	-	271,330	223,119
Special goodwill reserve	-	-	-	89,556
Capital increase - Public Offering of Shares	-	496,355	-	496,355

	271,330	496,355	271,330	809,030
From third parties:
Decrease in long-term assets	1,644	-	-	-
Increase in long-term liabilities	-	7,562	-	25,219

Total sources	336,598	558,092	450,143	895,135

APPLICATIONS OF WORKING CAPITAL
Increase in long-term assets	-	35,893	3,258	93,815
Decrease in long-term liabilities	10,465	-	5,401	-
Capital payment with shares from subsidiary	-	(630)	-	-
Investment acquisition	633	1,080	239	1,080
Acquisition of property, plant and equipment	72,922	34,862	177,083	105,944
Deferred expenses	2,163	-	2,786	1,280

Total applications	86,183	71,205	188,767	202,119

Increase in working capital	250,415	486,887	261,376	693,016

Changes in working capital
Current assets:
At end of period	1,523,900	1,026,351	1,523,900	1,026,351
At beginning of period	(1,285,511)	(475,932)	(1,317,974)	-

	238,389	550,419	205,926	1,026,351
Current liabilities
At end of period	462,364	333,335	462,364	333,335
At beginning of period	(474,390)	(269,803)	(517,814)	-

	(12,026)	63,532	(55,450)	333,335

Increase in working capital	250,415	486,887	261,376	693,016

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to June 30, 2005
(In thousand of reais)

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is a low-cost, low-fare airline, with an aircraft fleet of 34 Boeing 737, one of the industry’s newest and most modern fleets, with low maintenance, fuel and training costs, and high usage and efficiency ratios.

In the quarter ended June 30, 2005, the Company began operating 4 new aircraft and one new base in the city of São José do Rio Preto, State of São Paulo.

In January 2005, the Company obtained an authorization from the Committee of Studies Related to International Air Navigation (CERNAI) to operate regular flights from Brazil to Santa Cruz de La Sierra, Bolivia. Company’s Management expects to begin operating those flights in the second half of 2005. In May 2005, the Company also obtained and authorization from CERNAI to operate regular flights from Brazil to Montevideo, Uruguay, and Asunción, Paraguay. Company’s Management expects to begin operating those flights in the fourth quarter of 2005.

Except for the continuity of its expansion and growth plan, there were no changes in the Company’s operations for the quarter ended June 30, 2005.

On April 27, 2005, the Company concluded a global public offering of 14,700,000 preferred shares at the price of R$ 35.12, out of which 5,520,811 preferred shares were offered by the Company and 9,179,189 preferred shares were offered, by BSSF Air Holding LLC, company affiliated to the shareholder AIG Capital Partners, in the Brazilian and foreign markets as ADS.

The public offering registration in the Brazilian market was granted by the Brazilian Securities and Exchange Commission and one registration relating to these securities was filed and declared effective by the US Securities and Exchange Commission. The funds raised the Company by means of a primary offering of new shares, in the amount of R$ 193.890, will be used for its expansion plan, mainly for payment of the deposit for aircraft purchase provided under its agreement with Boeing.

On May 2, 2005, the Board of Directors resolved on a R$ R$77,440 capital increase as a result of the public subscription of 2,205,000 preferred shares, in view of the option exercise for subscription and distribution of new shares, according to the agreements entered into with financial institutions for placement of the new shares issued.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

1. Business Overview--Continued

At June 30, 2005, the Company’s stock ownership structure is as follows:

	Common	Preferred	Total

Aeropar Participações S.A.	100.00%	36.70%	72.18%
Comporte Participações S.A.	-	3.90%	1.72%
BSSF Air Holdings LLC.	-	1.19%	0.52%
Market	-	58.21%	25.58%

	100.00%	100.00%	100.00%

2. Basis of Preparation and Presentation of the Financial Statements

The Company’s Quarterly Information was prepared in accordance with the generally accepted accounting principles in Brazil and the provisions contained in the Brazilian Corporation Law, in the Chart of Accounts prepared by the Civil Aviation Department –DAC and the supplementary rules of the Brazilian Securities and Exchange Commission – CVM, consistently applied to the financial statements for the year ended December 31, 2004.

Significant accounting practices and consolidation criteria adopted by the Company are described in the financial statements for the year ended December 31, 2004 and remain unchanged.

Additionally in 2005, aiming towards continuous improvement of the information presented to the market, the Company began adopting the following new principles:

a) Employee profit sharing

     The provision for employee profit sharing is set up monthly, based on Management’s estimates, in view of the goals established for the current year, and recorded as personnel expenses while considered as provision, classified as employee profit sharing when the accomplishment of the year’s goals is confirmed.

b) Managed account

     The Company and its subsidiaries are quota holders of managed accounts, whose investment in securities and liabilities resulting from the fund portfolio activities started to be presented on a consolidated basis for the first quarter of 2005.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

2. Basis of Preparation and Presentation of the Financial Statements – Continued

b) Managed account--Continued

Securities from the managed account portfolios are acquired with the aim of being frequently and actively traded and, as provided for by specific rules of the Central Bank of Brazil are classified as securities for negotiation and booked based on the market value, having the realized and unrealized gains and losses recognized in the results.

c) Accounting of operations with derivatives

Aiming at recording, stating and disclosing transactions with derivative financial instruments performed by the Company and its subsidiaries, based on formal policies of risk management, the Company started to adopt, beginning January 2005, accounting practices for derivative instruments in line with the USGAAP, whose concepts which are used and described below result from SFAS133 and the regulations from the Brazilian Central Bank.

The derivative financial instruments used by the Company, with the specific purpose of covering market risks, are measured based on its fair values, and the non-effective portion of income realized from transactions with derivative financial instruments is directly recognized in the income for the period, while the effective risk coverage is recognized in order to adjust the revenues and expenses related to the items subject to the contracted coverage. The accounting criteria for the effective measurement of the instruments was defined based on the Company’s risk management policy and is in line with the USGAAP – SFAS 133 concepts, which consider effective the instruments that offset between 80% and 120% of the volatility of the item for which the hedge was contracted.

The market value of derivative financial instruments is calculated based on usual market practices, using the closing values for the period, considering relevant underlying quotes, except for option contracts, whose values are determined through the Black and Scholes’ pricing methodology, whereby the variables and the information related to the volatility coefficient are obtained through well-known insiders.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

2. Basis of Preparation and Presentation of the Financial Statements--Continued

d) Reconciliation between information and the disclosures under USGAAP

Preferred shares of Gol Linhas Aéreas Inteligentes S.A. are traded as American Depositary Shares – ADS on the NYSE in the United States of America and are subject to the rules of the US Securities and Exchange Commission – SEC. Each ADS represents 2 preferred shares traded under the ticker GOL. The Company prepares the consolidated financial statements according to generally accepted accounting principles in the United States of America – USGAAP. Aiming at fulfilling the need for information in the markets in which it operates, the Company’s practice is to simultaneously disclose its corporate financial statements and the USGAAP.

The accounting practices adopted in Brazil differ from accounting principles generally accepted in the United States – USGAAP applicable to the air transport segment, especially the allocation of maintenance expenses to income. At June 30, 2005, the net income for the period, in accordance with accounting practices adopted in Brazil (BR GAAP), was R$ 41,686 lower (R$ 108,819 at June 30, 2004) due to this difference and the respective tax effects in comparison with net income under USGAAP. At this same date, shareholder’s equity presented in the Company’s financial statements as per Brazilian Corporation Law was R$175,991 lower due to, mainly, the accumulated difference in the allocation of maintenance expenses and respective tax effects, also as the result of the accrual in USGAAP financial statements of net proceeds received through issuing shares and accounting for share purchase options granted to executives and employees. There are also differences in the classification of assets, liabilities and income items, and the most significant difference is the classification of readily available financial investments. The Company discloses significant information on transactions in a consistent way in the financial statements as per Brazilian Corporation Law and in accordance with USGAAP.

The Company entered into an Agreement for the Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, starting to be listed on the Bovespa’s Novo Mercado index, created to set apart a selected group of companies that undertake to adopt differentiated corporate governance practices. The Company’s financial statements comply with the additional requirements of BOVESPA’s Novo Mercado (New Market). .

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

2. Basis of Preparation and Presentation of the Financial Statements--Continued

The financial statements include statements of cash flow, presented as supplementary information and also prepared to ensure conformity to the financial statements for the year ended December 31, 2004.

3. Cash and Cash Equivalents

	Parent Company		Consolidated
	6.30.2005	3.31.2005	6.30.2005	3.31.2005

Cash and banks	546	-	50,242	14,300

Local currency investments
Variable income and futures options	-	-	10,694	9,351
Financial investment funds	264,075	-	285,653	73,896
Bank Deposits Certificates – CDB	-	55,842	309,904	342,952
Government securities (LFT, LTN and LFTO)	-	-	286,293	303,536
Overnight debentures	-	-	-	10,816

	264,075	55,842	892,544	740,551

Foreign currency investments
Bank Deposits Certificates – CDB	-	- -	-	874

	264,621	55,842	942,786	755,725

A substantial portion of the Company’s financial investments is represented by the investments in managed accounts with daily liquidity, as detailed in Note 6 b.

4. Accounts Receivable

	Consolidated

	6.30.2005	3.31.2005

Credit card companies	426,295	399,680
Current account holders – cargo and travel tickets	5,273	4,749
Travel agencies	49,524	45,108
Other	7,085	4,224

	488,177	453,761

In the period from April 1 to June 30, 2005, write-offs against the allowance for doubtful accounts totaled R$ 242 (R$ 189 in 2004).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

5. Deferred Taxes and Carryforwards, Current and Noncurrent

	Consolidated

	6.30.2005	3.31.2005

Carryforwards
PIS and Cofins credits	2,221	1,044
Income Tax (IRPJ) and Social Contribution on Net Profit (CSSL)
paid in advance	-	314
Credits arising from Withholding Income Tax (IRRF) on financial
investments	9,215	3,551
Other	2,648	1,124

	14,084	6,033

Deferred taxes
Tax credits arising from incorporation	22,377	23,836
Temporary differences	10,047	10,683

	32,424	34,519
Current	(19,921)	(11,870)

Noncurrent	26,587	28,682

Gol Transportes Aéreos S.A. succeeded BSSF II Holdings Ltda. in the right to amortize, for tax purposes, the goodwill arising from the expectation of future profits, whose amortization results in a tax benefit corresponding to 34% of the goodwill that is stated in the financial statements, as deferred taxes against the special goodwill reserve in shareholders’ equity, in the amount of R$ 29,187, which has been linearly amortized over 60 months. The amortized goodwill from January 1 to June 30, 2005 was R$8,582 (R$2,861 in 2004), generating a tax benefit of R$2,918 (R$.972 in 2004).

6. Investments

a) Investment Transactions

		Transactions in the period

	Investments	Capital	Quarter	Investments
Subsidiaries	at 03.31.05	payment	income	at 6.30.05

Gol Transportes Aéreos S.A.	380,399	390,789	43,678	814,866
Gol Finance LLP	120,676	45,390	3,925	169,991

Total Investment	501,075	436,179	47,603	984,857

At an Annual and Extraordinary General Meeting held on April 8, 2005, the capital increase of Gol Transportes Aéreos S.A., in the amount of R$390,789, was approved. This meeting also ratified the proposal for distribution of dividends in 2005 of its total distributable profits registered by Gol Transportes Aéreos S.A. in the year of 2004.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

6. Investments--Continued

b) Relevant information about the subsidiaries

	Total number
	of shares or	Ownership
	quotas	in	Capital	Shareholders’
		%	stock – R$	equity– R$	Net income - R$

Gol Transportes Aéreos S.A.	451,072,648	100	526,489	814,866	43,678
Gol Finance LLP	-	100	167,940	169,991	3,925
Specific Purpose Entities
Managed Account:
Parent Company	262,346,471	100	264,074	264,074	(a)
Subsidiary	619,091,912	100	617,829	617,829	(a)

(a) Considering the managed accounts as instruments, their results are included in the Company’s financial income.

The Company and its subsidiary Gol Transportes Aéreos S.A. hold 100% of the quotas from managed accounts, organized as a joint ownership for an undetermined period, with tax neutrality, resulting in benefits for the quota holders. The investments in these managed accounts have daily liquidity. These managed account portfolios are managed by external managers who follow the investment policies set forth by the Company.

The financial assets that comprise the managed account portfolios are registered, accordingly, with the Special Settlement and Custody System – SELIC, or the Mercantile and Futures Exchange – BM&F.

The managed accounts participate in operations involving derivative financial instruments recorded in equity or compensation accounts, which aim at maximizing the income and managing the Company’s exposure to market risks and exchange rates. The information related to risk management policies and the outstanding positions are further described in Note 17.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

7. Property, Plant and Equipment

	Consolidated

			6.30.2005		3.31.2005

	Depreciatio		Accumulated
	n rate	Cost	depreciation	Net value	Net value

Flight equipment
Replacement part kits	20%	135,053	49,981	85,072	76,098
Aircraft equipment	20%	740	119	621	639
Safety equipment	20%	46	7	39	41
Tools	10%	1,265	174	1,091	1,070

		137,104	50,281	86,823	77,848
Property, plant and equipment in service
Software licenses	20%	15,854	4,332	11,522	11,432
Vehicles	20%	1,718	639	1,079	936
Machinery and equipment	10%	2,736	410	2,326	1,846
Furniture and fixtures	10%	3,854	731	3,123	3,038
Computers and peripherals	20%	4,765	2,144	2,621	2,477
Communication equipment	10%	737	160	577	557
Facilities	10%	513	100	413	438
Brand names and patents	-	35	-	35	35
Leasehold improvements	4%	1,175	131	1,044	506
Modifications in leased aircraft	-	9,839	139	9,700	5,707
Works in progress	-	3,885	-	3,885	2,616

Subtotal		45,111	8,786	36,325	29,588

		182,215	59,067	123,148	107,436

Advances for the acquisition of aircraft	-	170,215	-	170,215	121,280

		352,430	59,067	293,363	228,716

The advances for the acquisition of aircraft refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 30 Boeing 737-800 Next Generation, as further explained in Note 15.

8. Loans and Financing

				Consolidated

Agreement	Rates	Guarantee	Limit	6.30.2005	3.31.2005

Banco Safra	108 % of CDI	Promissory Note – Accounts
		Receivable from Redecard	120,000	117,555	96,626
Banco Santander	109 % of CDI	CDB Pledge	20,000	5,886	11,694
Unibanco	109% of CDI	Clean guarantee	30,000	1,115	1,064
Unibanco	109% of CDI	Accounts Receivable from
		Amex	20,000	-	-
Banco do Brasil	108 % of CDI	Promissory Note	2,000	-	-
Banco Bradesco	104% of CDI	Accounts Receivable from Visa	64,000	-	-

				124,556	109,384

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

9. Provision for Contingencies

	Consolidated

	06.30.2005	03.31.2005

Provision for labor contingencies	260	282
Provision for civil contingencies	1,517	1,354
Provision for tax contingencies	9,413	11,711

	11,190	13,347

No significant changes occurred in the course of these proceedings in accordance with disclosures in the financial statements for the year ended December 31, 2004.

10. Transactions with Related Parties

Gol Transportes Aéreos S.A. maintains operating agreements with associated companies, executed under market conditions, prices and terms. Significant transactions and balances, as well as the amounts that influenced the result, are described below:

		6.30.2005	4.01.2005	3.31.2005	1.01.2005
			to		to
			6.30.2005		6.30.2005

	Nature of	Receivable	Revenues	Receivable	Revenues
	transactions	(payable)	(Expenses)	(payable)	(Expenses)

Suppliers
Serviços Gráficos Ltda.	Services rendered	(32)	(40)	-	(49)
Breda Transportes e Serviços S.A.	Services rendered	(28)	(385)	-	(405)
Expresso União Ltda.	Services rendered	(16)	(84)	-	(99)
Áurea Administração e Participações S.A.	Services rendered	(29)	(51)	-	(77)
Accounts receivable
Viação Piracicabana Ltda.	Services rendered	1	2	-	2
Breda Transportes e Serviços S.A.	Services rendered	-	12	-	12
Áurea Administração e Participações S.A.	Services rendered	-	4	-	4
Expresso União Ltda.	Services rendered	-	72	-	72
Executiva Trans.	Services rendered	-	1	-	1
Headquarters rental
Áurea Administração e Participações S.A.	Rental	-	-	(26)	-

GOL maintains an agreement with Breda Transportes e Serviços S.A. and Expresso União Ltda., controlled by Áurea Administração e Participações S.A., for the transportation of passengers and luggage between airports, and for the transportation of employees, executed under normal market conditions. The payments made in the period from April 1 to June 30, 2005 totaled R$ 385 and R$ 84, respectively. In 2004 they amounted to R$ 123 and R$ 86, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

10. Transactions with Related Parties--Continued

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, belonging to the related party Áurea Administrações e Participações S.A., whose agreement expires as of March 31, 2008 and annual price restatement clause based on the General Market Price Index (IGP-M).

The outstanding balance of advance payments for capital increase in the amount of R$390,789 was capitalized on April 8, 2005.

11. Shareholders’ Equity

a) Capital stock

i. At June 30, 2005, the capital stock is represented by 109,448,497 common shares and 85,820,557 preferred shares.

ii. The authorized capital stock at June 30, 2005 is R$1,223,119. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase the capital stock regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the new issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, placement of which is made through sale on a stock exchange or by public subscription, or else through the exchange for shares, in a control acquisition public offering, as provided for by the law. Issue of founders’ shares is forbidden, according to the Company’s Bylaws.

iii. The market value of the shares of Gol Linhas Aéreas Inteligentes S.A., according to the latest average quote of shares traded on the São Paulo Stock Exchange – BOVESPA, corresponded, at June 30, 2005, to R$ 34.80 and US$ 30.06 per ADS traded on the NYSE. The equity value per share at June 30, 2005 is R$ 7.37 (R$ 5.95 at March 31, 2005).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

11. Shareholders’ Equity--Continued

a) Capital stock--Continued

iv. Preferred shares have no voting rights, except concerning the occurrence of specific facts provided for by the Brazilian legislation. These shares have as preference: priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, assuring dividend at least equal to that of common shares.

Pursuant to the Compliance Agreement entered into with the Bovespa, the Company has a period of three years, beginning June 24, 2004, to comply with the requirement that shares issued by the Company, representing 25% of its total capital, be outstanding in the market. At June 30, 2005 this percentage is 25.58% .

12. Cost of Services Rendered, Commercial and Administrative Expenses

2nd Quarter	Consolidated – 2nd Quarter

			4.01.2005			4.01.2004
			to			to
			6.30.2005			6.30.2004

	Cost of
	services	Commercial	Administrative	Management’s
	rendered	expenses	expenses	compensation	Total	Total

Salaries, wages and benefits	44,798	-	10,093	427	55,318	29,169
Aircraft fuel	192,618	-	-	-	192,618	97,091
Aircraft leasing	62,391	-	-	-	62,391	49,343
Supplementary leasing	30,801	-	-	-	30,801	25,334
Aircraft insurance	7,467	-	-	-	7,467	5,911
Maintenance material	10,447	-	-	-	10,447	3,453
and repair
Aircraft and traffic servicing	19,224	-	381		19,605	19,246
Sales and marketing	-	78,576	-	-	78,576	53,766
Landing fees	21,395	-	-	-	21,395	13,218
Depreciation	8,195	-	80	-	8,275	4,786
Amortization	-	-	170	-	170	433
Other operating expenses	19,799	-	174	-	19,973	15,625

	417,135	78,576	10,898	427	507,036	317,375

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

12. Cost of Services Rendered, Commercial and Administrative Expenses--Continued

Accumulated 2nd Quarter		Consolidated – Accumulated 2nd Quarter

			1.01.2005			3.12.2004
			to			to
			6.30.2005			6.30.2004

	Cost of
	services	Commercial	Administrative	Management’s
	rendered	expenses	expenses	compensation	Total	Total

Salaries, wages and benefits	89,708	-	17,296	832	107,836	45,063
Aircraft fuel	338,788	-	-	-	338,788	138,448
Aircraft leasing	114,260	-	-	-	114,260	64,941
Supplementary leasing	59,550	-	-	-	59,550	33,566
Aircraft insurance	13,429	-	-	-	13,429	7,927
Maintenance material	24,295	-	-	-	24,295	10,129
and repair
Aircraft and traffic servicing	36,673	-	698	-	37,371	24,244
Sales and marketing	-	150,657	-	-	150,657	72,836
Landing fees	40,441	-	-	-	40,441	17,959
Depreciation	14,964	-	114	-	15,078	6,326
Amortization	-	-	341	-	341	490
Other operating expenses	39,561	-	4,212		43,773	12,954

	771,669	150,657	22,661	832	945,819	434,883

Salaries, wages and benefits expenses include the 2005 employee profit sharing, at an estimated value of R$9,000 at June 30, 2005 (R$ 4,500 at March 31, 2005).

Accumulated aircraft fuel expenses include R$ 3,084 arising from results with derivatives represented by hedge contract results expired in the period and measured as efficient to hedge the expenses against fuel price fluctuations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

13. Net Financial Income

	Parent Company		Consolidated

	4.01.2004	3.12.2004	4.01.2004	3.12.2004
	to	to	to	to
	6.30.2004	6.30.2004	6.30.2004	6.30.2004

Financial income:
Interest and gains on financial investments	2	2	7,283	8,877
Foreign exchange variations	-	-	3,928	4,588
Gains on financial instruments	-	-	4,927	5,172
Other	-	-	70	88

	2	2	16,208	18,725

Financial expenses:
Interest on loans	-	-	(2,900)	(3,817)
Foreign exchange variations on liabilities	-	-	(2,560)	(2,710)
CPMF tax	(113)	(113)	(1,106)	(1,636)
Losses on financial instruments	-	-	(986)	(2,389)
Other	-	-	(943)	(1,238)

	(113)	(113)	(8,495)	(11,790)

	(111)	(111)	7,713	6,935

	Parent Company		Consolidated

	4.01.2005	1.01.2005	4.01.2005	1.01.2005
	to	to	to	to
	6.30.2005	6.30.2005	6.30.2005	6.30.2005

Financial income:
Interest and gains on financial investments	316	1,855	6,502	13,534
Foreign exchange variations	2,996	2,996	6,764	11,242
Gains on financial instruments	7,024	7,024	34,661	60,971
Monetary variations on assets	-	-	122	261
Other	2,022	2,022	2,100	2,137

	12,358	13,897	50,149	88,145

Financial expenses:
Interest on loans	-	-	(5,635)	(10,445)
Monetary variations on liabilities	-	-	(479)	(876)
Foreign exchange variations on liabilities	(2,195)	(2,195)	(7,829)	(15,026)
CPMF tax	(1,417)	(1,803)	(3,131)	(5,609)
Expenses with issue of shares	(1,522)	(3,058)	(3,626)	(5,533)
Other	(212)	(212)	(4,328)	(6,365)

	(5,346)	(7,268)	(25,028)	(43,854)

	7,012	6,629	25,121	44,291

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

14. Income Tax and Social Contribution

The reconciliation of income tax and social contribution expense to the tax expense, calculated by applying combined statutory tax rates and the amounts presented in the result, is shown below:

	Consolidated

Description	4.01.2005	1.01.2005
	to	to
	6.30.2005	6.30.2005

Income before income tax and social contribution
	80,253	249,799
Combined tax rate	34%	34%
Income tax and social contribution at combined tax rate	27,286	84,931
Permanent additions
Nondeductible expenses	3,718	3,723
Tax incentives	(2,271)	(1,630)

Income tax and social contribution debited to the result	(28,733)	(87,024)

Effective rate	35.8%	34.84%

Current income tax and social contribution	25,074	86,405
Deferred income tax and social contribution	3,659	619

	28,733	87,024

15. Commitments

The future payments of leases under the operating lease agreements are denominated in US dollars and have the following breakdown per year, at June 30, 2005, considering the 34 aircraft:

	Aircraft	Engines	Total

	R$	R$	R$

2005	114,842	5,757	120,599
2006	224,677	10,412	235,089
2007	213,569	9,287	222,856
2008	144,867	7,945	152,812
2009	106,077	4,579	110,656
After 2009	59,901	2,261	62,162

Total	863,933	40,241	904,174

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

15. Commitments--Continued

In the second quarter of 2005, the Company entered into new operating lease agreements for six additional aircraft Boeing 737-300, expected to be delivered next quarter.

On May 17, 2004, the Company entered into an agreement with Boeing Company to close a purchase order of 17 737-800 Next Generation aircraft, jointly with purchase options of 26 additional 737-800 Next Generation aircraft.

Considering contract amendments, at June 30, 2005 the Company had placed firm orders for the acquisition of 30 aircraft Boeing 737-800. The firm orders for the aircraft purchase, in the approximate amount of US$ 1,980 million based on the aircraft list price (corresponding to approximately R$4,654 million based on the exchange rate of June 30, 2005), have deliveries expected for 2006 (six aircraft), 2007 (thirteen aircraft), 2008 (seven aircraft) and 2009 (four aircraft).

The Company has been making the initial payments related to the acquisition of these aircraft, using its own funds arising from the primary public offering of its shares and loans contracted through short-term credit lines and supplier’s financing. Future payments referring to firm orders and options for the purchase of 63 aircraft, set forth based on the aircraft price list, determined in US dollars and converted into reais based on the exchange rate of June 30, 2005, have the following breakdown per year:

	Future commitments for the acquisition of aircraft

	R$	US$

2005	195,697	83,261
2006	1,108,905	471,794
2007	4,696,421	1,998,137
2008	2,356,758	1,002,705
2009	1,218,248	518,316

Total	9,576,029	4,074,213

The obligations with the purchase of aircraft will be financed up to 85% through long-term financing guaranteed by the US Ex-Im Bank.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

15. Commitment--Continued

The Company maintains an agreement, which expires in 2014, for use of the Open Skies sales system, which may be terminated by the hirer with a prior notice of 180 days. The future payments under that agreement depend on the number of passengers carried and the minimum monthly price is R$346, corresponding to U$147 converted based on the exchange rate of June 30, 2005. From January 1 to June 30, 2005 payments to Open Skies totaled R$ 8,242 (R$ 4,153 at March 31, 2005).

16. Employee Benefits

At an Extraordinary Shareholders’ Meeting held on May 25, 2004, the shareholders approved a stock option plan targeting senior executives, executive officers and other Company managers. Still on May 25, 2004, the Board of Directors approved the issue of 937,412 preferred stock options at the price of R$ 3.04 per share, from which 50% became exercisable as of October 25, 2004, and the remaining 50% exercisable quarterly on a pro rata basis until the second quarter of 2006. After becoming exercisable, the holder of each option may exercise it for a period of 24 months.

On January 19, 2005, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the grant of 87,418 options for the purchase of the Company’s preferred shares at the price of R$ 33.06 per share.

If the Company had accounted for the total effect of the options granted as expense, the operating result for the period ended June 30, 2005 would be lower by approximately R$3,353 (R$2,129 at March 31, 2005), considering the intrinsic value of options granted.

Employee profit sharing is also provided for in the Bylaws of the Company’s subsidiary Gol. The employee profit sharing plan is subject to economic and financial results measured based on the Company’s performance indicators, which assume the accomplishment of the performance goals of the Company and the units, as well as individual performance goals. At June 30, 2005 the provision set up based on the Management’s estimates and expectations is R$ 9,000.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

17. Derivative Financial Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in price and fuel availability, exchange rate risk, as the revenues thereof are generated in reais and the Company has significant obligations in US dollars, credit risks and interest rate risks. The Company uses derivative financial instruments to manage those risks. The Company maintains a formal risk management policy under the management of its executive officers and the Board of Directors.

The management of these risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. All derivative instruments used shall present a certain level of liquidity in order to permit position adjustments.

The managed account of which the Company is a quota holder is used as an instrument for contracting risk coverage in accordance with the Company’s risk management policies.

a) Fuel price risk and availability

In order to manage risks resulting from the price changes in aircraft fuel, GOL uses derivative financial instruments to measure oil price changes represented by futures and commodities options contracts. The oil prices are extremely linked to aircraft fuel, which makes oil derivatives efficient in the compensation of aircraft fuel price fluctuations, providing a short-term hedge against a sharp increase in the average fuel price.

The Company makes use of oil swap and options. The Company records its derivative instruments related to fuel hedge as cash flow hedges, according to SFAS 133. The fair value of the Company’s fuel derivative instruments at June 30, 2005 corresponded to an unrealized net gain of approximately R$2,223.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

17. Derivative Financial Instruments--Continued

a) Fuel price risk and availability --Continued

In the quarter ended June 30, 2005, the Company recognized in the financial result a gain of R$1,097 with derivatives measured as non-effective.

At June 30, 2005, the Company held derivative agreements for the purchase of up to 270,000 barrels of oil, in the nominal value of US$15.3 million, for a two month period, and the results from the transactions with such derivatives were not recognized as adjustments to the items which refer to the financial statements.

The fuel purchase is substantially made from a single supplier, which accounts for the supply of 95% of the annual fuel consumption.

b) Exchange risk

At June 30, 2005, significant assets and liabilities in foreign currency are related to aircraft leasing operations. The installments relating to renegotiated lease agreements are recorded under current and long-term liabilities.

The Company’s currency exchange exposure at June 30 is shown below:

	Consolidated	Consolidated

	6.30.2005	3.31.2005

Assets
Cash and banks and investments	(10,054)	(14,820)
Deposits for engine leasing, repair, and maintenance contracts	(30,866)	(36,598)
Prepaid leasing expenses	(12,063)	(11,423)
Advances to suppliers	(6,989)	(4,412)
Other	-	(683)

Total liabilities in US dollars	(59,972)	(67,936)
Liabilities
Foreign suppliers	3,321	7,431
Operating leases payable	13,057	14,184
Insurance premiums payable	-	6,172
Other	-	4,000

	16,378	31,787

Foreign exchange exposure in R$	(43,594)	(36,149)
Total foreign exchange exposure in US$	(18,547)	(13,558)

Obligations not recorded in the balance sheet
Operating lease agreements	896,542	912,837
Obligations arising from firm orders for purchase of aircraft
	4,654,792	5,280,012

Total exchange exposure in R$	5,570,740	6,156,700

Total exchange exposure in US$	2,343,320	2,309,167

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

17. Derivative Financial Instruments --Continued

b) Exchange risk --Continued

The total exchange exposure related to unsettled amounts resulting from leasing operations is managed jointly with hedge strategies. The Company records its derivative financial instruments related to foreign currency futures market as cash flow hedges. All changes in the fair value of derivative instruments measured as effective are recorded in “Other total accumulated revenues” up to the date when the corresponding foreign currency exposure is realized. Changes in the fair value of the Company’s derivative financial instruments at June 30, 2005 corresponded to a net current asset of R$8,574 (equivalent to US$3,648 thousand), classified in “other current liabilities” in the Balance Sheet.

In the quarter ended June 30, 2005, the Company recognized operating expenses, amounting to R$20,060, with derivative instruments measured as effective.

c) Interest rate risk

The Company’s results are affected by changes in interest rates due to the impact of such changes on expenses with interest on variable income instruments, variable-rate lease agreements and remuneration on cash balance and financial investments.

At June 30, 2005, there were no open hedge agreements and the transactions carried out in 2005 were not recognized as adjustments to hedged items in the financial statements.

At June 30, 2005 the Company holds derivative instrument agreements related to futures at the nominal value of R$124,584.

The value of derivative financial instruments at June 30, 2005 and March 31, 2005, recorded in equity and compensation accounts, is summarized as follows:

	In thousands of reais

	6.30.05	3.31.05

Futures agreements
Purchase commitments		9,351
US dollar – expiration up to February 2005	16,289	145,164
Sale commitments
Floating interest rate – expiration up to October 2005	205,505	62,170

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

17. Derivative Financial Instruments --Continued

c) Interest rate risk--Continued

Securities given in guarantee of transactions with derivative financial instruments are the following:

Type	6.30.05	3.31.05

Financial Treasury Bills – LFT	80,933	157,938

18. Insurance Coverage

Management holds an insurance coverage at amounts that it deems necessary to cover possible losses, due to the nature of its assets and the inherent risks associated to its activity, observing the limits established in lease agreements. At June 30, 2005, the insurance coverage, by nature, considering GOL’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type	R$	US$

Warranty – Hull	1,703,499	724,770
Civil Liability per occurrence/aircraft	1,410,204	600,000
Warranty – Hull/War	1,703,499	724,770
Inventories	94,016	40,000

By means of the Law 10,605 of December 18, 2002, the Brazilian government undertook to supplement any civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective on September 10, 2001, limited to the equivalent in reais to one billion US dollars.

19. “EBITDA” and “EBITDAR”

The Company uses EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation and amortization plus operating costs with aircraft leases and supplementary aircraft leases) as indices for measuring its economic performance.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)--Continued
Period from January 1 to June 30, 2005
(In thousand of reais)

19. “EBITDA” and “EBITDAR”--Continued

EBITDA and EBITDAR are not measurements accepted by accounting rules. The Company uses EBITDA and EBITDAR because they are standard financial statistical measures, widely used in the civil aviation industry. The Company believes that these are useful financial data that indicate its performance and also to compare it with other airline Companies.

EBITDA and EBITDAR should not be analyzed as stand-alone matters, in substitution to operating profit and net income, determined according to the Brazilian Corporation Law. The table below represents the calculation to determine the EBITDA and EBITDAR in the specified periods:

	Consolidated

	4.01.2005	1.01.2005
	to	to
	6.30.2005	6.30.2005

Net income for the period	51,520	162,775
Income tax and social contribution	28,733	87,024
Financial expenses (revenues), net	(25,121)	(44,291)
Depreciation and amortization	8,445	15,419

EBITDA	63,577	220,927
Aircraft lease costs	62,391	114,260
Supplementary lease costs	30,801	59,550

EBITDAR	156,769	394,737

20. Subsequent Events

In July 2005, the Company received 02 new 737-300 aircraft. With the addition of these aircraft, the Company increased its fleet to 36 aircraft.

On July 5, 2005 the Company confirmed the execution of the exclusive Letter of Intent Agreement with the Mexican group Inversiones y Técnicas Aeroportuárias SA de CV (ITA), for creation of an airline company to operate in the Mexican territory. In the second half of 2005, the Company is expected to conclude the shareholders’ agreement and begin requesting the required licenses to organize, manage and operate an airline company, according to the Mexican aviation law and other applicable regulations.

APPENDIX I - STATEMENTS OF CASH FLOWS

	Parent Company

	4.01.2005	4.01.2004	1.01.2005	3.12.2004
	to	to	to	to
	6.30.2005	6.30.2004	6.30.2005	6.30.2004

Income for the period	51,520	49,135	162,775	55,066
Adjustments to reconcile net income to cash generated
from operating activities:

Equity accounting	(46,462)	(55,177)	(158,299)	(55,177)
Prepaid expenses, taxes recoverable and other receivables	(13,759)	(30,160)	(12,225)	(30,160)
Receivables from associated companies	390,788	(407,209)	264,277	(407,209)
Other liabilities	1,283	-	1,404	-

Net cash generated from operating activities	383,370	(443,411)	257,932	(437,480)

Capital payment with shares of the subsidiary	-	(48,942)	-	(367,548)
Investment acquisition	(437,320)	-	(260,342)	-

Net cash used in investment activities	(437,320)	(48,942)	(260,342)	(367,548)

Financing activities:
Special goodwill reserve	-	-	-	89,556
Liabilities with associated companies	51,402	-	51,402	-
Dividends paid	(60,003)	-	(60,003)	-
Capital increase - incorporation of the Company	271,330	-	271,330	223,119
Capital increase - issue of shares in public offering	-	496,355	-	496,355

Net cash generated in financing activities	262,729	496,355	262,729	809,030

Net cash generated (used)	208,779	4,002	260,319	4,002

Cash available at beginning of period	55,842	-	4,302	-

Cash available at end of period	264,621	4,002	264,621	4,002

Income tax and social contribution paid for the period.	1,876	-	1,876	-

APPENDIX I - STATEMENTS OF CASH FLOWS

	Consolidated

	4.01.2005	4.01.2004	1.01.2005	3.12.2004
	to	to	to	to
	6.30.2005	6.30.2004	6.30.2005	6.30.2004

Income for the period	51,520	49,135	162,775	55,066
Adjustments to reconcile net income to cash generated
from operating activities:
Depreciation	8,275	4,785	15,078	6,326
Amortization	170	433	341	490
Allowance for doubtful accounts	439	(201)	686	3,472
Deferred taxes	3,659	(178)	619	(996)
Provision for contingency	(2,157)	(1,071)	839	10,714
Changes in operating assets and liabilities:
Accounts receivable	(34,416)	(55,046)	(98,260)	(275,607)
Inventories	(2,681)	(1,417)	(2,973)	(14,824)
Prepaid expenses, taxes recoverable and other receivables	(18,758)	10,803	(17,635)	(72,241)
Maintenance deposits	-	(13,320)	-	(13,320)
Suppliers	(10,698)	(11,016)	(12,608)	39,207
Operating leases payable	(350)	712	(478)	16,492
Air traffic liabilities	54,757	33,974	31,302	103,992
Taxes payable	(909)	(20,268)	(5,929)	-
Insurance payable	-	(10,883)	-	-
Labor claims	(14,406)	(10,656)	(5,621)	24,319
Other liabilities	(3,897)	21,265	(14,560)	36,281

Net cash generated from operating activities	30,548	(2,949)	53,576	(80,629)

Investment acquisition	(633)	(450)	(239)	(1,080)
Deposits for engine leasing, repair and maintenance contracts	5,732	6,586	2,693	(22,288)
Acquisition of property, plant and equipment	(27,995)	(6,336)	(50,315)	(76.698)
Advances for the acquisition of aircraft	(44,927)	(27.246)	(126,768)	(27.246)
Deferred acquisition	(2,163)	(1,280)	(2,786)	(1,280)

Net cash used in investment activities	(69,986)	(28,726)	(177,415)	(130,592)

Financing activities:
Loans	15,172	69,035	6,207	127,547
Special goodwill reserve	-	(29,187)	-	60,369
Dividends paid	(60,003)	-	(60,003)
Capital increase - incorporation of the Company	271,330	-	271,330	223,119
Capital increase - issue of shares in public offering	-	496,355	-	496,355

Net cash generated from financing activities	226,499	536,203	217,534	907,390

Net cash generated (used)	187,061	504,528	93,695	696,169
Cash available at beginning of period	755,725	-	849,091	-

Cash available at end of period	942,786	504,528	942,786	696,169

Interest paid for the period	5,285	(1,432)	10,445	-
Income tax and social contribution paid for the period.	25,074	(36,192)	86,405	-
Transactions not affecting cash
Special goodwill reserve	-	-	-	29,187

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.